SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. _____)

                       PLAY CO. TOYS & ENTERTAINMENT CORP.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   728116 30 2
                                 (CUSIP Number)

                Harold Rashbaum, 14 East 60th Street, Suite 402,
                    New York, New York 10022, (212) 688-9223
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 22, 1998
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)







                               (Page 1 of 5 Pages)

-----------------------------------                                                       --------------------------------
CUSIP No. 728116 30 2                                        13D                            Page 2 of 5 pages
-----------------------------------                                                       --------------------------------

====================================================================================================================================
   1       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Breaking Waves, Inc. Shopnet.com, Inc. (f/k/a Hollywood Productions, Inc.)
------------------------------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                        (a) o
                                                                                                                (b) o
------------------------------------------------------------------------------------------------------------------------------------
   3       SEC USE ONLY

------------------------------------------------------------------------------------------------------------------------------------
   4       SOURCE OF FUNDS*
           Breaking Waves, Inc.: WC, OO
           Shopnet.com, Inc.: AF
------------------------------------------------------------------------------------------------------------------------------------
   5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |X|
------------------------------------------------------------------------------------------------------------------------------------
   6       CITIZENSHIP OR PLACE OF ORGANIZATION
           Breaking Waves, Inc.: New York
           Shopnet.com, Inc.: Delaware
------------------------------------------------------------------------------------------------------------------------------------
        NUMBER OF SHARES              7      SOLE VOTING POWER
          BENEFICIALLY                       1,400,000 shares
                                 ---------------------------------------------------------------------------------------------------
    OWNED BY EACH REPORTING           8      SHARED VOTING POWER
                                             NONE
                                 ---------------------------------------------------------------------------------------------------
          PERSON WITH                 9      SOLE DISPOSITIVE POWER
                                             1,400,000 shares
                                 ---------------------------------------------------------------------------------------------------
                                     10      SHARED DISPOSITIVE POWER
                                             NONE
------------------------------------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,400,000 shares

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           25.4%
------------------------------------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*
           Breaking Waves, Inc.: CO
           Shopnet.com, Inc: CO
====================================================================================================================================

                                       *SEE INSTRUCTIONS BEFORE FILLING OUT!

                   Shopnet.com, Inc. and Breaking Waves, Inc.

Item 1. Security and Issuer.

     This statement relates to shares of Common Stock, $0.01 par value, of Play Co. Toys & Entertainment Corp., a Delaware corporation ("Play Co."). The principal executive offices of Play Co. are located at 550 Rancheros Drive, San Marcos, California 92069.

Item 2. Identity and Background.

     This statement is being filed by (i) Shopnet.com, Inc. (f/k/a Hollywood Productions, Inc.) ("SNI"), a Delaware corporation, having its business address at 14 East 60th Street, Suite 402, New York, New York 10022 and (ii) its wholly owned subsidiary, Breaking Waves, Inc. ("BWI"), a New York corporation, having its business address 112 West 34th Street, New York, New York, 10120. SNI's principal business is that of motion picture production. BWI's principal business is that of designing, manufacturing, and marketing swimwear.

     The identity and background of the executive officers, directors, and control persons of SNI and BWI are as follows:

                         Position / Relationship
Name                     with SNI and BWI                   Address                            Principal Occupation

Harold Rashbaum          President of SNI and BWI           Shopnet.com, Inc.                  President of SNI and BWI
                                                            14 East 60th Street, Room 402
                                                            New York, NY  10022

Robert DiMilia           Vice President and                 Shopnet.com, Inc.                  Vice President and Secretary of SNI
                         Secretary of SNI                   14 East 60th Street, Room 402
                                                            New York, NY  10022

Alain A. Le Guillou,     Director of SNI                    Montefiore Medical Group           Doctor of Pediatrics
M.D.                                                        234 Boston Point Road
                                                            Larchmont, New York  10538

James Frakes             Director of SNI                    Play Co. Toys & Entertainment      Chief Financial Officer and
                                                            Corp.                              Secretary of Play Co. Toys
                                                            550 Rancheros Drive                & Entertainment Corp.
                                                            San Marcos, CA  92069

Malcom Becker            Vice President of Design,          BreakingWaves,Inc. of BWI         Vice President of Design,
                         Merchandising and Production       112 West 34th Street              Merchandising, and Production of BWI
                                                            New York, New York, 10120

Michael Friedland        Vice President of Design,          BreakingWaves,Inc.               Vice President of Design, Marketing,
                         Marketing                          112 West 34th Street             and Sales of BWI
                                                            New York, New York, 10120


         During the past five years, SNI, BWI, and the above mentioned officers, directors, and control persons have not been convicted in any criminal proceeding and have not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction regarding federal or state securities laws.


Item 3. Source and Amount of Funds or Other Consideration.

     BWI directly owns 1,400,000 shares of Play Co. common stock for which it paid an aggregate of $504,000, $300,000 of which was in the form of cash and the remainder of which was in the form of swimwear merchandise valued at $204,000.

Item 4. Purpose of Transaction.

     BWI's purpose in purchasing the shares of Play Co. was to acquire an equity interest in Play Co. due to the involvement of Play Co. in the retailing of BWI's swimwear.

Item 5. Interest in Securities of the Issuer.

     (a) BWI directly owns shares of Play Co. Common Stock equivalent to approximately 25.4% of the outstanding shares. SNI beneficially owns these shares through its ownership of BWI. None of the individuals listed in Item 2 personally owns Play Co. Common Stock.

     (b) SNI, through its wholly owned subsidiary BWI, has the sole power to vote the shares directly owned by it and to direct the disposition thereof.

     (c) Not applicable.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Neither SNI nor BWI has entered into any agreements with respect to any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of Play Co.

Item 7. Material to be Filed as Exhibits.

     Statement of Shopnet.com, Inc., pursuant to Exchange Act Rule 13d-1(k)(1), agreeing that this statement is filed on its behalf.

     Statement  of  Breaking  Waves,   Inc.,   pursuant  to  Exchange  Act  Rule
13d-1(k)(1), agreeing that this statement is filed on its behalf. .


                               (Page 3 of 5 Pages)

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.



                    SHOPNET.COM, INC.                                           BREAKING WAVES, INC.

                       May 14, 1999                                                 May 14, 1999
                       ------------                                                 ------------
                           Date                                                         Date


                   /s/ Harold Rashbaum                                           /s/ Harold Rashbaum
                        Signature                                                    Signature


                     Harold Rashbaum, President                                   Harold Rashbaum, President
                        Name/Title                                                   Name/Title




                                Shopnet.com, Inc.
                         14 East 60th Street, Suite 402
                            New York, New York 10022
                             (212) 688-9223 (phone)
                              (212) 688-1797 (fax)


May 14, 1999

Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C.  20549



     Re: Filing of Joint Schedule 13D by Breaking Waves, Inc. ("BWI") and Shopnet.com, Inc. ("SNI") for ownership of Play Co. Toys & Entertainment Corp. ("Play Co.") securities.

Dear Madam or Sir:

     Please  allow the  following  to  confirm  SNI's  agreement  that the joint
Schedule 13D disclosing the ownership of 1,400,000 shares of Play Co. common stock beneficially owned by SNI through its wholly-owned subsidiary, BWI, is filed on behalf of both BWI and SNI.

     Thank you for your attention to this matter.


Very truly yours,

/s/ Harold Rashbaum
Harold Rashbaum
President
Shopnet.com, Inc.

                              BREAKING WAVES, INC.
                              112 West 34th Street
                            New York, New York, 10120





May 14, 1999

Securities and Exchange Commission
450 5th St. N.W.
Washington, D.C.  20549


     Re: Filing of Joint Schedule 13D by Breaking Waves, Inc. ("BWI") and Shopnet.com, Inc. ("SNI") for ownership of Play Co. Toys & Entertainment Corp. ("Play Co.") securities.

Dear Madam or Sir:

     Please  allow the  following  to  confirm  BWI's  agreement  that the joint
Schedule 13D disclosing the ownership of 1,400,000 shares of Play Co. common stock directly owned by BWI and beneficially owned by BWI's parent corporation, SNI, is filed on behalf of both BWI and SNI.

     Thank you for your attention to this matter.


Very truly yours,

/s/ Harold Rashbaum
Harold Rashbaum
President
Breaking Waves, Inc.